UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒     Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐    No    ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Derivatives Open Interest Balance

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC)’s position in derivatives has changed. Details are as follows:

1.	Derivative product: KT Freetel equity swap.

2.	Open interest balance reported prior to change (a + b): Won 589,045 million.

(a)	Buying amount: Won 589,045 million.

(b)	Selling amount: none.

3.	Additional derivative product contracted (a + b): Won 100,000 million.

(a)	Buying amount: Won 100,000 million.

(b)	Selling amount: none.

4.	Total amount of open interest balance following the additional contract: Won 689,045 million.

(a)	Buying amount: Won 689,045 million.

(b)	Selling amount: none.

5.	Contract details:

•	The Company entered into a contract with Salomon Brothers International Ltd. (“SBIL”) on February 19, 2003

•	Outline of contract: SBIL will sell common shares of KT Freetel to the Company after purchase from February 20, 2003 to May 19, 2003.

•	Contract amount: Won 100,000 million.

•	Maturity: May 19, 2003 or the date when the total amount of common shares of KT Freetel purchased by SBIL exceeds the contract amount.

•	Settlement: the Company will purchase common shares of KT Freetel from SBIL at the closing price on the maturity date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2003

KT Corporation

By:	/s/ Kyu Sung Lee
Name: Kyu Sung Lee
Title: Director